October 27, 2011

FEDERAL EXPRESS AND

EDGAR CORRESPONDENCE

William H. Thompson

Yolanda Guobadia

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AllDigital Holdings Inc.
Item 4.01 Form 8-K
Filed October 20, 2011
File No. 333-141676

Dear Mr. Thompson and Ms. Guobadia:

We have reviewed the comments set forth in your letter dated October 24, 2011, regarding the Form 8-K of AllDigital Holdings Inc. (the "Company") referenced above, and offer the following responses. For ease of reference, each of our responses is preceded by a bolded restatement of the applicable comment set forth in your letter.

Item 4.01 Form 8-K Filed October 20, 2011

1.	Please revise to state whether the decision to engage Rose, Snyder & Jacobs as your independent public accounting firm was recommend or approved by your board of directors. Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

RESPONSE: The Company filed an Amendment No. 1 on Form 8-K/A on October 27, 2011 (the "Amendment") in which has clarified that the decision to engage Rose, Snyder & Jacobs was approved by the Board of Directors.

2.	Please revise your disclosure in the second paragraph regarding the period during which there were no disagreements or reportable events. This period should include the two most recent fiscal years and any subsequent interim period through the date of dismissal. Refer to paragraph (a)(1)(v) of Item 304 of Regulation S-K.

RESPONSE: In the Amendment, the Company has clarified that the period during which there were no disagreements or reportable events includes the two most recent fiscal years and the period through the date of dismissal.

3.	Please file an updated letter from Seale and Beers as Exhibit 16 to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

RESPONSE: The Amendment includes and updated letter from Seale and Beers.

The Company acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the Form 8-K, as amended; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the Form 8-K, as amended; and (c) the Company may not assert staff comments as a defense in the proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, feel free to call Bryan Allen at 801.257.7963 or me at (720) 324-6369.

Very truly yours,

/s/ John Walpuck

John Walpuck